The S... 1 takes no responsibility for the contents of this announcement, makes no re... ıpleteness and expressly disclaims any liability whatsoever for any loss howsc... on the whole or any part of the contents of this announcement.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0012)

SUPPL

CONNECTED TRANSACTION
ACQUISITION OF THE REMAINING INTEREST IN A SUBSIDIARY

On 12 May 2006, the Vendor and the Purchaser entered into the Agreement relating to the Acquisition and the Debt Repayment pursuant to which the Vendor has agreed to sell the Sale Interest, and the Purchaser has agreed to purchase the Sale Interest and to make the Debt Repayment. The Directors (including the independent non-executive Directors) are of the view that the terms of the Agreement and the transactions contemplated thereunder are fair and reasonable and in the interests of the Group and the Shareholders as a whole.

As the Vendor is currently holding 15% interest in Hengcheng which is an indirect subsidiary of the Company, it is regarded as a connected person of the Company under the Listing Rules and the entering into of the Agreement constitutes a connected transaction of the Company under Rule 14A.13(1)(a) of the Listing Rules. Since the applicable percentage ratios calculated under Rule 14.07 of the Listing Rules are greater than 0.1% but less than 2.5% and the Consideration exceeds HK$1,000,000, the Company is only subject to the reporting and announcement requirements but is exempted from independent shareholders' approval requirements under Rule 14A.32(1) of the Listing Rules. Details of the Agreement will also be disclosed in the next annual report of the Company.

THE AGREEMENT DATED 12 MAY 2006

1. **The parties**

   (a) Vendor: 上海靜安工業總公司 (Shanghai Jingan Industrial Company), a State-owned enterprise established under the laws of the PRC.

   (b) Purchaser: Profit Field Development Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company.

2. **Assets to be acquired**

   Pursuant to the Agreement, the Purchaser has conditionally agreed to purchase from the Vendor the Sale Interest and to make the Debt Repayment. Upon completion of the Acquisition, Hengcheng will become a wholly-owned subsidiary of the Purchaser and the Company will have a 100% attributable interest in Hengcheng.

Information on Hengcheng

Hengcheng is a sino-foreign equity joint venture established in the PRC on 15 November 1994 with a registered capital of US$33,340,000 (approximately HK$260,052,000) and is owned as to 85% by the Purchaser and 15% by the Vendor since its establishment. The principal activity of Hengcheng is the holding of the Land.

According to the capital verification report of Hengcheng, the Vendor had contributed the sum of US$5,001,000 (approximately HK$39,007,800) which is the equivalent of 15% of the registered capital of Hengcheng.

Financial information on Hengcheng

As at 31 December 2005, the audited net asset value of Hengcheng was approximately HK$258,307,000. The major asset of Hengcheng is the Land. As all costs and expenses incurred for the development of the Land had been capitalized, there was no profit nor loss attributable to Hengcheng for each of the two financial years ended 31 December 2004 and 31 December 2005.

As at 31 December 2005, the Debt in the amount of RMB64,785,167 (approximately HK$62,275,466) was owing by Hengcheng to the Vendor. The major liability of Hengcheng are loans due to the shareholders of Hengcheng which the Debt forms part of it. The Debt was incurred for financing in the acquisition and development of the Land.

Information on the Land

The Land is located at Jingan District, Shanghai, the PRC with an area of 10,251 sq.m. and is currently vacant. The Land Grant Contract in respect of the Land was entered on 21 March 1994. It is intended that the Land be developed into a retail and commercial complex.

According to the property valuation of DTZ Debenham Tie Leung Limited set out in the scheme document dated 22 December 2005 relating to the privatisation proposal of Henderson Investment Limited, the market value of the Land in existing state as at 31 October 2005 was HK$810,400,000 of which HK$688,840,000 was attributable to the Group. The net book value of the Land as at the date of this Announcement is the same as that as at 31 December 2005 as recorded in the audited accounts of Hengcheng, i.e. RMB763,341,580 (approximately HK$733,770,624).

As there is a restriction in the Land Grant Contract on the change in the investment proportion between the Vendor and Purchaser prior to construction of at least 60% of the development on the Land, Hengcheng needs to enter into a supplemental contract with the Shanghai Land Bureau ("Supplemental Contract") to the effect that Shanghai Land Bureau agrees to revise such restriction clause in the Land Grant Contract and does not object to the transfer of the Sale Interest pursuant to the Agreement.

3. **The Consideration**

The aggregate consideration payable by the Purchaser to the Vendor under the Agreement shall be RMB128,839,694 (approximately HK$123,848,596), of which (i) RMB64,054,527 (approximately HK$61,573,130) shall be paid to the Vendor as consideration for the Sale Interest and (ii) RMB64,785,167 (approximately HK$62,275,466) shall be paid to the Vendor on behalf of Hengcheng in full and final settlement of the Debt. The Consideration shall be paid by the Purchaser in the following manner:-

(i) the sum of RMB64,054,527 (approximately HK$61,573,130) in foreign currency representing the consideration for the Sale Interest shall be deposited by the Purchaser into the Escrow Account within 7 Business Days from the opening of such account, which amount together with interests (if any) shall be transferred to the Vendor's bank account on the third Business Day after (1) the signing of the Supplemental Contract by Shanghai Land Bureau and Hengcheng; (2) the issue of the new business licence of Hengcheng by the 上海市工商行政管理局 (Shanghai Administration of Industry and Commerce) pursuant to the transfer of equity interest contemplated under the Agreement; and (3) completion of inspection by the Escrow Agent of the Supplemental Contract, the new business licence of Hengcheng, the asset transfer form (產權轉讓交割單) in respect of the Sale Interest issued by the Shanghai Assets Exchange and the Approval Documents; and

(ii) the sum of RMB64,785,167 (approximately HK$62,275,466) or its equivalent in foreign currency being the Debt Repayment Amount shall also be deposited by the Purchaser into the Escrow Account within 7 Business Days from the opening of such account, which amount together with interests (if any) shall be transferred to the Vendor's bank account on the third Business Day after the inspection by the Escrow Agent of the asset transfer form (產權轉讓交割單) in respect of the Sale Interest issued by the Shanghai Assets Exchange and the Approval Documents.

The Vendor and the Purchaser also on 12 May 2006 entered into an agreement with the Escrow Agent with regard to the escrow arrangements mentioned above.

The Consideration was arrived at after arm's length negotiations between the Vendor and the Purchaser by reference to the valuation of the Land as at 31 October 2005.

4. **Conditions**

Completion of the Agreement is conditional upon satisfaction of all of the following conditions: -

(i) the board of directors of Hengcheng having approved the transfer of the Sale Interest contemplated under the Agreement;

(ii) the valuer appointed by the Vendor and approved by the Purchaser having performed a valuation on the Sale Interest and issued a valuation report thereon, and the contents of such report are accepted by both the Vendor and Purchaser, and the approval or filing formalities of such report with the relevant PRC State-owned assets administration authority having been completed;

(iii) the assets transfer formalities at the Shanghai Assets Exchange in respect of the Sale Interest having been completed; and

(iv) the relevant PRC government approval authority having issued the Approval Documents.

If the Conditions cannot be fulfilled on or before 30 November 2006 or such later date as the parties to the Agreement may agree in writing , the Agreement shall automatically terminate and no party to the Agreement shall have any claim against or liability or obligation to the other parties thereto save in respect of any antecedent breaches of the Agreement and that the Purchaser may notify the Escrow Agent to refund the Consideration together with interests (if any) to the Purchaser and the parties to the Agreement shall continue to observe the confidentiality provisions set out in the Agreement.

As at the date of this announcement, condition (i) as stated above has been completed.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Directors consider that the Acquisition will allow the Group to take full control of the development of the Land through its 100% interest in Hengcheng. Given the prime location of the site of the Land, the Group intends to develop a top class property development on the Land. It is anticipated that the Jingan District will be significantly upgraded upon completion of the development, which will further enhance the property market and the intrinsic value of the Land. It is therefore in the interests of the Group and the Shareholders as a whole to commence the development of the Land and materialize this investment as soon as possible.

The Directors (including the independent non-executive Directors) are of the view that the terms of the Agreement and the transactions contemplated thereunder are fair and reasonable and in the interests of the Group and the Shareholders as a whole.

CONNECTED TRANSACTION

As the Vendor is currently holding 15% interest of Hengcheng which is an indirect subsidiary of the Company, it is regarded as a connected person of the Company under the Listing Rules and the entering into of the Agreement constitutes a connected transaction of the Company under Rule 14A.13(1)(a) of the Listing Rules. Since the applicable percentage ratios calculated under Rule 14.07 of the Listing Rules are greater than 0.1% but less than 2.5% and the Consideration exceeds HK$1,000,000, the Company is only subject to the reporting and announcement requirements but is exempted from independent shareholders' approval requirements under Rule 14A.32(1) of the Listing Rules. Details of the Agreement will also be disclosed in the next annual report of the Company.

GENERAL

The Purchaser is principally engaged in the business of investment holding. The Company is an investment holding company and its subsidiaries are principally engaged in the businesses of property development and investment, finance, building construction, infrastructure, hotel operation, department store operation, project management, investment

holding and property management. So far as the Directors are aware, the business scope of the Vendor includes ordinary machinery, metal materials, chemical industrial raw materials (other than dangerous goods), electric machinery and equipment, motor cars, construction, decoration material, apparatus and meters, communication equipment, electric appliances, rubber products, car accessories, paper, paper products, stationary, general merchandise,etc.

DEFINITIONS

"Acquisition"	the acquisition of the Sale Interest by the Purchaser from the Vendor pursuant to the terms and conditions of the Agreement
"Agreement"	the agreement dated 12 May 2006 and entered into between the Vendor and the Purchaser relating to the Acquisition and the Debt Repayment.
"Approval Documents"	the approval document and approval certificate (批准證書) in respect of the transfer of the Sale Interest pursuant to the Agreement
"Board"	the board of Directors
"Business Day"	means a day on which commercial banks in the PRC and Hong Kong are generally open for business (excluding Saturdays, Sundays and public holidays of both places)
"Company"	Henderson Land Development Company Limited (恒基兆業地產有限公司), a company incorporated in Hong Kong with limited liability the shares of which are listed on the main board of the Stock Exchange
"Consideration"	the sum of RMB128,839,694 (approximately HK$123,848,596) being the aggregate amount payable by the Purchaser to the Vendor pursuant to the Agreement, as more particularly set out under the section headed "The Consideration" of this announcement
"Debt"	the sums owing by Hengcheng to the Vendor in the aggregate amount of RMB64,785,167 (approximately HK$62,275,466) as at 31 December 2005
"Debt Repayment"	the repayment of the Debt by the Purchaser on behalf of Hengcheng to the Vendor
"Debt Repayment Amount"	the sum of RMB64,785,167 (approximately HK$62,275,466) to be paid by the Purchaser to the Vendor pursuant to the Agreement in settlement of the Debt
"Directors"	the directors of the Company

"Escrow Account"	an account maintained by the Escrow Agent to be opened by the Purchaser within 3 Business Days from the signing of the Agreement
"Escrow Agent"	Shanghai Pudong Development Bank (Shanghai Branch)
"Group"	the Company and its subsidiaries
"Hengcheng"	上海恒成置業發展有限公司 (Shanghai Heng Cheng Real Estate Development Co., Ltd.), a sino-foreign equity joint venture established under the laws of the PRC which is an 85% owned subsidiary of the Company
"HK$"	Hong Kong dollars, the legal currency in Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Land"	the piece of land located at 上海市靜安區南京西路688號 (Lot no. 688, Nanjing Road West, Jingan District, Shanghai)
"Land Grant Contract"	the State-owned land use rights grant contract (上海市國有土地使用權出讓合同滬土(1994)出讓合同第(19)號) dated 21 March 1994 in respect of the Land
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	The People's Republic of China, which for the purpose of this announcement excludes Hong Kong, the Macao Special Administrative Region of the PRC and Taiwan
"Purchaser"	Profit Field Development Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company
"RMB"	Renminbi yuan, the legal currency of the PRC
"Sale Interest"	15% equity interest in Hengcheng owned by the Vendor
"Shanghai Assets Exchange"	上海聯合產權交易所 (Shanghai United Assets and Equity Exchange)
"Shanghai Land Bureau"	上海市房屋土地資源管理局 (Shanghai Municipal Housing, Land and Resource Administration Bureau)
"Shareholder(s)"	holders of shares of the Company
"sq.m."	square metres
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"US$"	United States dollars, the legal currency in the United States
"Vendor"	上海靜安工業總公司 (Shanghai Jingan Industrial Company), a State-owned enterprise established under the laws of the PRC
%	per cent.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 16 May 2006

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

English names of the PRC established companies/entities in this announcement are only translations of their official Chinese names. In case of inconsistency, the Chinese names prevail.

In this announcement, RMB has been converted to HK$ at the rate of RMB1.0403 = HK$1 and US$ has been converted to HK$ at the rate of HK$7.8 = US$1 for illustration purpose only. No representation is made that any amounts in RMB, HK$ or US$ have been, could have been or could be converted at the above rate or at any other rates or at all.

Please also refer to the published version of this announcement in South China Morning Post.